A special meeting was held October 22, 2013 to obtain shareholder approval to reorganize the Dana Large Cap Equity Fund from a series of the Epiphany Funds to a series of the Valued Advisors Trust.

The result of this special meeting shareholder vote was as follows:

For	769,145
Against	0
Abstain	0